April 28, 2008

VIA EDGAR AND FACSIMILE
Carmen Moncada-Terry
Attorney Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549

Re:	TXCO Resources Inc.
Schedule 14A
Filed April 4, 2008
File No. 0-09120

Dear Ms. Moncada-Terry:

On behalf of TXCO Resources Inc. (the "Company"), set forth below is the Company's response to additional comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated April 28, 2008, which were in response to the Company's letter of April 25, 2008, regarding the above referenced Proxy Statement filed by the Company on April 4, 2008.

In response to the Staff's comments, the Company will include appropriate additional disclosure as described below in its Definitive Proxy Statement on Schedule 14A (the "Definitive Proxy Statement") filed with the Commission for its 2008 Annual Meeting of Stockholders, which is currently scheduled for May 30, 2008.  For your convenience, the text of the Staff's comments is set forth below in bold followed by the Company's responses.

Schedule 14A filed April 4, 2008

Proposal 3, page 18

1.           We note your proposed disclosure in response to prior comment 3.  Please further expand the proposed disclosure to discuss Mr. Sigmon's involvement in the negotiation of the Settlement Agreement.  Make clear any role he played in the inclusion of the clause providing for a stock plan "designed specifically for the purpose of providing Company shares to be issued to Mr. Sigmon."

 TXCO Resources Inc.
777 East Sonterra Boulevard, Suite 350 -- San Antonio, Texas, 78258 -- (210) 496-5300 -- fax (210) 496-3232 -- www.txco.com

Carmen Moncada-Terry
April 28, 2008

Response:

The Company will revise Proposal 3 to include the following additional disclosure in its Definitive Proxy Statement:

"While Mr. Sigmon was involved in the negotiations regarding the terms of the Settlement Agreement with Third Point, the clause providing for a stock plan designed specifically for the purpose of providing the Company shares to be issued to Mr. Sigmon was requested and required by Third Point as part of the settlement.  In addition, as part of the settlement, Third Point required Mr. Sigmon to execute the Settlement Agreement acknowledging Mr. Sigmon's agreement to negotiate in good faith for the purchase by the Company of his overriding royalty interests."

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or requests for additional information, please contact me at (210) 679-2429.

Very truly yours,

/s/ M. Frank Russell
M. Frank Russell,
Vice President and General Counsel

cc:           Daryl L. Lansdale (Fulbright & Jaworski L.L.P.)